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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              DEKALB ENERGY COMPANY
                                (Name of Issuer)

                           Class A Stock, no par value
                         (Title of Class of Securities)

                                    244874202
                                 (CUSIP Number)

                                Z. S. Kobiashvili
                       Vice President and General Counsel
                             2000 Post Oak Boulevard
                                    Suite 100
                            Houston, Texas 77056-4400
                                 (713) 296-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 17, 1995
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
Schedule 13D.                   Page 1 of 5 Pages

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CUSIP No. 244874202                                            Page 2 of 5 Pages
                                       13D

      1     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Apache Corporation, ID# 41-0747868
- --------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /

                                                                         (b) / /
- --------------------------------------------------------------------------------
      3     SEC USE ONLY


- --------------------------------------------------------------------------------
      4     SOURCE OF FUNDS

            00 (Apache Common Stock)
- --------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) / /

      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
- --------------------------------------------------------------------------------
                                         7     SOLE VOTING POWER

               NUMBER OF                        2,249,730
                                        ----------------------------------------
                SHARES
                                         8     SHARED VOTING POWER
             BENEFICIALLY
                                                -0-
               OWNED BY                 ----------------------------------------

                 EACH                    9     SOLE DISPOSITIVE POWER

               REPORTING                        2,249,730
                                        ----------------------------------------
                PERSON
                                        10     SHARED DISPOSITIVE POWER
                 WITH
                                               -0-
- --------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,249,730
- --------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES

                                                                             / /
- --------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              100%
- --------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON

            CO
- --------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 1 to Schedule 13D relates to the Class A Stock, no par value ("Class A Stock"), of DEKALB Energy Company, a Delaware corporation ("DEKALB"), which has its principal offices at 700 9th Avenue, S.W., 10th Floor, Calgary, Alberta, Canada T2P 3V4.

ITEM 2.  IDENTITY AND BACKGROUND

NO CHANGES EXCEPT FOR THE ADDITION OF THE FOLLOWING:

       This Amendment No. 1 to Schedule 13D is being filed by Apache Corporation, a Delaware corporation ("Apache").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

NO CHANGES EXCEPT FOR THE ADDITION OF THE FOLLOWING:

       On May 17, 1995, XPX Acquisitions, Inc. ("XPX"), a wholly owned subsidiary of Apache, was merged into DEKALB (the "Merger") pursuant to the Amended and Restated Agreement and Plan of Merger, dated December 21, 1994 (the "Merger Agreement") among Apache, DEKALB and XPX. Following consummation of the merger, DEKALB was the survivor and became a wholly owned subsidiary of Apache. Under the terms of the Merger Agreement, each share of Class A Stock and DEKALB Class B (nonvoting) Stock, no par value ("Class B Stock"), (Class A Stock and Class B Stock referred to collectively as "DEKALB Stock") then outstanding was converted into the right to receive .8764 shares of the common stock of Apache, $1.25 par value per share ("Apache Common Stock"), with any fractional shares paid in cash, without interest, based on $27.8875 per share of Apache Common Stock.

       Apache and holders of 1,202,403 shares of Class A Stock ("Signatory Stockholders") signed stockholder agreements, dated December 21, 1994 ("Stockholder Agreements"), wherein the Signatory Stockholders agreed to vote the shares of Class A Stock they owned or controlled in favor of the Merger and against any action which would breach the Merger Agreement. Upon consummation of the Merger, the Class A Stock owned by the Signatory Stockholders was converted into the right to receive Apache Common Stock pursuant to the Merger Agreement.

       The Merger Agreement is listed as Exhibit (d) under Item 7 hereof, and is incorporated into this Item 3 by reference.

ITEM 4.  PURPOSE OF TRANSACTION

NO CHANGES EXCEPT FOR THE ADDITION OF THE FOLLOWING:

       The Signatory Stockholders, who with Apache were parties to the Stockholder Agreements, ceased being beneficial owners of Class A Stock on May 17, 1995, upon consummation of the Merger.


                                  Page 3 of 5
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

NO CHANGES EXCEPT FOR THE ADDITION OF THE FOLLOWING:

       On May 17, 1995 and pursuant to the Merger Agreement, DEKALB became a wholly owned subsidiary of Apache and each outstanding share of DEKALB Stock was converted into the right to receive .8764 shares of Apache Common Stock, with any fractional shares paid in cash, without interest, based on $27.8875 per share of Apache Common Stock.

       The Signatory Stockholders, described in Items 3 and 4 hereof, ceased being beneficial owners of Class A Stock on May 17, 1995, upon consummation of the Merger.

       On May 17, 1995, upon consummation of the Merger, Apache became the direct or indirect beneficial owner of 100 percent of the outstanding DEKALB Stock (2,249,730 shares of Class A Stock and 7,388,909 shares of Class B Stock).

       Except as described herein, Apache had no transactions in DEKALB Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

NO CHANGES EXCEPT FOR THE ADDITION OF THE FOLLOWING:

       The Signatory Stockholders, described in Items 3 and 4 hereof, ceased being beneficial owners of Class A Stock on May 17, 1995, upon consummation of the Merger.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

NO CHANGES EXCEPT FOR THE ADDITION OF THE FOLLOWING:

       (d) Amended and Restated Agreement and Plan of Merger among Apache, XPX, and DEKALB, dated December 21, 1994 (incorporated by reference to Exhibit 2.1 to Amendment No. 3 to Apache's Registration Statement on Form S-4, Registration No. 33- 57321, filed April 14, 1995).


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SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 6, 1995

                                 APACHE CORPORATION

                                 /s/ Cheri L. Peper
                                 ----------------------------------------
                                 Cheri L. Peper
                                 Corporate Secretary